Exhibit (a)(13)

IRI RESPONDS TO OPEN RATINGS

Open Ratings Fails to Address Financing Concerns and Inherent Conflict of Interest
Associated with Antitrust Litigation

        CHICAGO—October 29, 2003—Information Resources, Inc. (IRI) (NASDAQ:IRIC) said today that it sent the following letter to Stanford A. Smith, President and Chief Executive Officer of Open Ratings, Inc. in response to a letter that Open Ratings sent to IRI on October 28, 2003:

  October 29, 2003

  Stanford A. Smith
  President and Chief Executive Officer
  Open Ratings, Inc.
  200 West Street
  Waltham, MA 02451

  Dear Mr. Smith:

          The IRI Board of Directors met again to consider your latest letter dated October 28, 2003 in which you reiterate your interest in acquiring all of the outstanding shares of IRI common stock.

          The IRI Board is fully aware of its fiduciary responsibilities to IRI shareholders and remains committed to maximizing shareholder value. Accordingly, our Board, together with its financial and legal advisors, has given full and thorough consideration to your most recent indication of interest.

          The IRI Board must protect the best interests of its shareholders, and in light of our fiduciary duties, we cannot respond to an indication of interest unless the indication could reasonably be expected to lead to a transaction of superior value to Gingko's. After careful review of your letters and our advisors' discussions with you, the IRI Board is unable to find a basis on which to reasonably conclude that Open Ratings can accomplish a transaction on the terms proposed.

          Based on the cash component of your proposal, we believe that Open Ratings will need to secure more than $130 million of equity and debt financing. However, Open Ratings has failed to provide evidence of sufficient financial resources to complete the transaction you propose.

  •
  Open Ratings is an extremely small, early stage company, with little or no experience in the consumer packaged goods or market research industries. Indeed, you indicated to our financial advisors that Open Ratings has less than $10 million of annual revenue and less than $1 million of cash.

  •
  Your letter states that you have "strong support" from your venture capital investors. However, you have not shown us even a letter, a term sheet or anything else outlining their proposed investment.

  •
  Your letter states that Open Ratings has only had "initial discussions" with still unnamed sources of debt financing. We believe that it is unlikely that financing could be arranged on the terms Open Ratings outlines in its letters, as your transaction would entail more leverage and less collateral coverage than Gingko's transaction.

  •
  You have indicated to us that the value of Open Ratings' proposal is based only on IRI's historical revenue levels and that Open Ratings has not given any consideration to IRI's underlying earnings or projections. This implies to us that you have not had meaningful discussions with your equity or debt financing sources about IRI's business and that the per share price you have proposed, like your financing plan, is speculative at best.

          Beyond our financing concerns, the IRI Board also has concerns about the effect a transaction with Open Ratings could have on IRI's ability to effectively prosecute the Company's antitrust lawsuit and its ultimate outcome. We note that Open Ratings states that it would structure a transaction such that IRI shareholders could retain up to 100% of any net proceeds derived from IRI's antitrust lawsuit. We do not believe that this cures Open Ratings' inherent conflict of interest.

  •
  Under Open Ratings' proposed structure, Open Ratings would have no financial incentive to vigorously prosecute the litigation on behalf of IRI's shareholders since Open Ratings would derive no financial benefit from it.

  •
  Dun & Bradstreet is a co-defendant in IRI's antitrust lawsuit, and at the same time, an owner and key strategic business partner of Open Ratings. Open Ratings' relationship with Dun & Bradstreet could be a serious disincentive to prosecuting IRI's antitrust lawsuit and delivering to the IRI shareholders full value for their investment, which includes both cash and maximization of any potential lawsuit proceeds.

  •
  Your indication of interest is further complicated by the fact that if IRI ultimately prevailed in its antitrust lawsuit, IRI would have the right to seek recovery from any one or more of the co-defendants in the case. Given Open Ratings' relationship with Dun & Bradstreet, it is difficult to imagine a scenario in which IRI, owned by Open Ratings, would seek even partial recovery, let alone full recovery, from Dun & Bradstreet.

          For these reasons and the reasons announced in our October 25 press release, IRI's Board has determined that Open Ratings' indication of interest cannot reasonably be expected to lead to a superior offer to Gingko's.

          In distinct contrast to Open Ratings' indication of interest, IRI shareholders have an offer, certain and now, from Gingko Acquisition Corp. Gingko has completed due diligence, and its offer is fully funded and can be completed within the next few days.

          Pursuant to IRI's obligations under its merger agreement with Gingko, we informed Gingko of Open Ratings' latest indication of interest. Gingko informed IRI that it will not respond to Open Ratings' indication of interest with either an extension of its tender offer beyond October 31, 2003, or with a change to the terms of its offer.

          In conclusion, the IRI Board must do what it believes is in the best interest of IRI shareholders and continues to recommend that IRI shareholders tender their shares into Gingko's offer.

  Sincerely,
  /s/ Joe Durrett
  Joe Durrett
  Chairman and Chief Executive Officer
  Information Resources, Inc.

  ***

        Following is the letter sent to IRI from Open Ratings on October 28, 2003:

  October 28, 2003

  Joseph P. Durrett
  Chairman, Chief Executive Officer and President
  Information Resources, Inc.
  150 North Clinton Street
  Chicago, IL 60661

  Dear Mr. Durrett:

          We are disappointed in the response of the IRI board of directors to our serious proposal to acquire all the outstanding shares of IRI common stock at a price well above that offered by Gingko. Furthermore, we disagree with the IRI board's failure to conclude that our proposal could reasonably be expected to lead to a binding offer superior to the Gingko transaction. Contrary to the reasons formulated by the IRI board as justification for its decision, we proposed a cash price at least 13.6% higher than Gingko's tender offer price, indicated the strong support of Ampersand Ventures and Atlas Venture—each of which is a highly respected and well-capitalized venture capital firm—to provide significant equity capital for the acquisition, and informed you of our willingness to proceed rapidly.

          Notwithstanding the IRI board's refusal to recognize the seriousness of our superior proposal, we have taken steps to make it even more attractive to the IRI shareholders. In addition to reaffirming the superior cash component of our proposal, we now also propose to structure the transaction so that the IRI shareholders (directly or through a continuing IRI) can pursue the antitrust litigation and retain up to 100% of any proceeds from that litigation. We would also be prepared to discuss structuring the acquisition in a manner that would permit IRI's net operating losses to be retained for the benefit of its shareholders to offset any income realized from that litigation, thereby increasing the after tax return for IRI's shareholders. Open Ratings would retain only that level of interest in the lawsuit necessary to recoup any expenses it incurs in funding the litigation and to ensure that the litigation is pursued in the best interests of both the IRI shareholders and the business acquired by Open Ratings.

          In addition to preserving markedly more of any proceeds from the lawsuit for the IRI shareholders than that contemplated by the Gingko proposal, this restructuring of our proposal will dispel any concerns IRI and its shareholders may have about an alleged conflict of interest arising from Dun & Bradstreet's small and passive investment interest in Open Ratings or the license agreement between Open Ratings and D&B. Open Ratings will have relinquished control of the litigation and thereby eliminated all speculation about a conflict of interest.

          The reasons given for the IRI board's decision in response to our proposal set forth in my letter to you dated October 21, 2003, are unpersuasive. First, the merger agreement permits the board, consistent with its fiduciary duty, to provide information to and to negotiate with a potential acquirer whose proposal could reasonably be expected to lead to a binding superior offer. By its terms, the merger agreement does not contemplate that a proposal would be binding until the requisite information is provided and a definitive agreement negotiated. It therefore mischaracterizes our original proposal to say that it is "non-binding" and subject to significant conditions. Second, we indicated that we had strong equity support for financing the acquisition, making any necessary debt support that much easier to obtain, and that we have had positive initial discussions with reputable sources of debt financing. The IRI board has prevented us from solidifying those discussions by failing to provide us with the information on which any binding commitment could be based. Finally, while we regret we could not make our proposal earlier, we only recently became aware of the strategic opportunity offered by IRI and the troubled nature of the Gingko offer. Open Ratings is confident that its core analytics and large-scale data management capabilities would provide a massive technology advantage for IRI's business and allow for both significant market share gain and revenue upside due to increased business value delivered. In any case, the timing of our proposal should not be a basis for excusing the IRI board from fulfilling its fiduciary responsibilities or for depriving the IRI shareholders of the opportunity to realize increased value.

          By its action to date, the IRI board has deprived us of the information necessary to proceed with our proposal and potentially justifying an even higher price for the IRI shareholders. As a result, the IRI board is depriving the IRI shareholders of the opportunity to realize full value for their shares. We are in receipt of multiple inquiries from substantial IRI shareholders regarding the status of our proposal and the IRI board's response. Based on these communications, we believe that our proposal is attractive to many of these shareholders.

          We would anticipate moving forward with further due diligence in cooperation with IRI immediately upon receipt of the information we have requested. As noted in our initial proposal, we remain willing to enter into a confidentiality agreement in the form previously furnished to you and effective upon the IRI Board's determination to provide us with that information. As is customary, our proposal remains subject to, among other things, the negotiation and execution of definitive transaction documentation satisfactory to the parties, which we anticipate could be done promptly, and the termination of your merger agreement with Gingko, in accordance with its terms.

          We urge the IRI board to reconsider its decision, giving due consideration to the information we have already provided as well as our improved proposal. The board will be acting in the best interests of the IRI shareholders by providing us with the information regarding IRI provided to Gingko and others and by allowing the IRI shareholders to decide whether they would realize potentially higher value from our proposal.

          We look forward to hearing from you promptly.

  Sincerely,

  OPEN RATINGS, INC.

  /s/ STANFORD A. SMITH
  Stanford A. Smith
  President and Chief Executive Officer

  ***

        Following is the letter sent to IRI from Open Ratings on October 22, 2003:

  October 21, 2003

  Joseph P. Durrett
  Chairman, Chief Executive Officer and President
  Information Resources, Inc.
  150 North Clinton Street
  Chicago, Illinois 60661

  Dear Mr. Durrett:

          I am pleased to submit the enclosed proposal to acquire IRI on behalf of Open Ratings or a new company to be formed for the purpose by Open Ratings and its investors. We are impressed with the business you and your management team have developed and are excited about the substantial strategic benefits and significant synergies to be achieved from a combination of IRI and Open Ratings. We see these benefits as enabling us to maximize the value that can be realized by your shareholders and as providing advantages for your customers and other constituencies.

          We believe a transaction between IRI and Open Ratings would provide demonstrably superior value to your shareholders compared with the transaction with Gingko. To that end, based on the publicly available information we have analyzed to date, we contemplate an acquisition of all outstanding IRI common stock at a price of at least $3.75 per share payable in cash, together with contingent value rights and certain commitments to fund the antitrust litigation along the lines of those being offered by Gingko. The proposed price represents a 13.6% premium over the cash price being offered by Gingko. Should our analysis of the information about IRI that you furnish to us indicate that a higher price is justified, we would be open to considering that.

          To effect the transaction, we would commence an exchange offer for all of IRI's outstanding common stock followed by a merger at the same per share price and consideration. We expect that the transaction could be consummated within six to eight weeks of the execution of definitive transaction documentation. We are prepared to begin discussions with you as early as tomorrow.

          We plan to finance the cash portion of the transaction through equity or combination equity and debt financing. Our principal venture fund investors, Atlas Venture and Ampersand Ventures, are highly supportive of a transaction with IRI. Both Atlas and Ampersand are highly respected and knowledgeable venture capital funds with significant experience leading these type investments and securing co-investors. Atlas and Ampersand manage $2.1 billion and $600 million, respectively, in committed capital.

          Our proposal is clearly superior for your shareholders to the proposed transaction involving Gingko because it provides higher absolute value for each IRI share with a high degree of certainty.

          To date, Open Ratings has conducted limited due diligence with respect to IRI, based on publicly available information. We would anticipate moving forward with conducting further due diligence in cooperation with IRI. As is customary, our proposal is subject to, among other things, our completion of a due diligence review to our satisfaction, the negotiation and execution of definitive transaction documentation satisfactory to the parties, and the termination of your merger agreement with Gingko, in accordance with its terms.

          As you know, it is necessary to convey our proposal in this written communication because of the "no solicitation" provisions of your agreement with Gingko. However, we prefer to work collaboratively with you and your Board of Directors to complete a negotiated transaction that helps IRI realize its full potential value. We believe that time is of the essence, and are prepared to move forward expeditiously by committing all necessary resources to promptly complete a transaction. We have so instructed Palmer & Dodge LLP, our legal counsel. We and our advisors are ready to meet with you and your advisors to discuss all aspects of a proposed transaction with you, and to answer any questions you or they may have. Accordingly, we would like to commence review of other available information regarding IRI, including non-public information furnished to Gingko and other potential acquirers and undertake confirmatory due diligence as soon as possible. We are also prepared to enter into a customary and reasonable confidentiality agreement no less favorable to IRI than the one between IRI and Gingko, and in this connection we have enclosed a form of confidentiality agreement based on the one between IRI and Gingko made publicly available, as well as a copy marked to show changes against that agreement.

          The Board of Open Ratings has unanimously approved our submitting this proposal and proceeding as outlined in this letter. We are very excited about the prospect of completing a transaction with IRI, and look forward to hearing from you.

  Sincerely,

  OPEN RATINGS, INC.

  /s/ STANFORD A. SMITH
  Stanford A. Smith
  President and Chief Executive Officer

  ***

        As previously announced, IRI has entered into a definitive merger agreement with Gingko, under which Gingko has commenced a tender offer for all the outstanding shares of IRI for $3.30 in cash for each IRI share plus a registered and tradable Contingent Value Right (CVR), entitling the CVR holders to share in the proceeds, if any, from IRI's antitrust suit pending against ACNielsen Company, The Dun & Bradstreet Corp. and IMS International, Inc. Specifically, the CVR holders are entitled to 68% of any potential litigation proceeds under $200 million, and 75% of any such proceeds in excess of $200 million, in each case subject to adjustments for taxes, contingencies and certain other items. Gingko's tender offer for IRI is set to expire at 12:00 midnight, New York City time, on October 31, 2003.

        For more information on the tender offer, visit the IRI web site at www.infores.com/public/global/investors/ or contact MacKenzie Partners, Inc., the Information Agent for the Gingko tender offer, at (800) 322-2885.

        William Blair & Company, L.L.C. is serving as financial advisors to IRI and Winston & Strawn LLP is serving as legal counsel.

About IRI

        IRI is a leading provider of UPC scanner- and panel-based business solutions to the consumer packaged goods and healthcare industries, offering services in the U.S., Europe and other international markets. IRI supplies CPG and pharmaceutical manufacturers, retailers, and brokers with information and analysis critical to their sales, marketing, and supply chain operations. IRI provides services designed to deliver value through an enhanced understanding of the consumer to a majority of the Fortune 500 companies in the CPG industry. More information is available at www.infores.com.

Certain Additional Information for Stockholders

        Gingko Acquisition Corp.'s solicitation and offer to purchase Information Resources, Inc. common stock is only made pursuant to the Offer to Purchase dated September 8, 2003 and related materials (including the Registration Statement on Form S-4 and preliminary prospectus dated September 8, 2003 of Information Resources, Inc. Litigation Contingent Payment Rights Trust), each as amended from time to time. Stockholders should read these materials carefully because they contain important information, including the terms and conditions of the tender offer. Stockholders can obtain the Offer to Purchase and related materials at no cost from the SEC's website at www.sec.gov or from MacKenzie Partners, the Information Agent for the Gingko tender offer.

Forward-Looking Statements

        This document contains certain forward-looking statements about IRI and/or the Antitrust Lawsuit and the Gingko transaction. When used in this document, the words "anticipates", "may", "can", "believes", "expects", "projects", "intends", "likely", and similar expressions as they relate to IRI, its Antitrust Lawsuit or the Gingko transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of IRI including: the impact of general economic conditions in regions in which IRI currently does business, industry conditions, including competition, data availability and cost and the ability to renew existing customer contracts and relationships; fluctuations in exchange rates and currency values; capital expenditure requirements; legislative or regulatory requirements, changes in the tax laws, interest rates; access to capital markets; and the timing of and any value to be received in connection with the Antitrust Lawsuit and the CVRs. The actual results or performance by IRI and the actual proceeds (if any) to be received by IRI in respect of the Antitrust Lawsuit or the CVRs, could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations and financial condition of IRI or the outcome of the Antitrust Lawsuit or the proceeds to be received in respect of the CVRs.

Media Contact Information

IRI Kristin Van 312-474-3384 kristin.van@infores.com	Additional Contacts Joele Frank, Wilkinson Brimmer Katcher Barrett Godsey Joele Frank 212-355-4449